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                       SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549
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                                 Schedule 14D-1
              Tender Offer Statement Pursuant to Section 14(d)(1)
                     of the Securities Exchange Act of 1934
                               (AMENDMENT NO. 1)

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                           PROMETHEUS INCOME PARTNERS
                           (Name of Subject Company)

                        PROM INVESTMENT PARTNERS L.L.C.
                                    (Bidder)

                     UNITS OF LIMITED PARTNERSHIP INTEREST
                                (Title of Class
                                 of Securities)

                                  742941 10 7
                             (CUSIP Number of Class
                                 of Securities)

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                               W. Edward Scheetz
                        Prom Investment Partners L.L.C.
                    1301 Avenue of the Americas, 38th Floor
                              New York, NY  10019

                                    Copy to:
                                 Peter M. Fass
                             Steven L. Lichtenfeld
                               Battle Fowler LLP
                              75 East 55th Street
                              New York, NY  10022
                                 (212) 856-7000

                     (Name, Address and Telephone Number of
                    Person Authorized to Receive Notices and
                      Communications on Behalf of Bidder)

                          Calculation of Filing Fee
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         Transaction                                   Amount of
         Valuation*                                    Filing Fee
--------------------------                    --------------------------

         $4,275,000                                      $855.00
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          *For purposes of calculating the filing fee only. This amount assumes the purchase of 9,000 units of limited partnership interest ("Units") of the subject company for $475 per Unit in cash.

{X} Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and date of its filing.

Amount previously paid:           729.00
Form or registration no.:         Schedule 14D-1
Filing party:                     Prom Investment Partners L.L.C.
Date filed:                       October 18, 1996


                         (Continued on following pages)
                              (Page 1 of 6 pages)





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Cusip No.:  742941 10 7                    14D-1                     Page 2 of 6



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1.  Name of Reporting Person
    S.S. or I.R.S. Identification No. of the Above Person

    PROM INVESTMENT PARTNERS L.L.C.

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2.  Check the Appropriate Box if a Member of a Group
    (See Instructions)
                                                                       (a)  {  }
                                                                       (b)  {  }
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3.  SEC Use Only


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4.  Sources of Funds (See Instructions)

    AF; WC

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5.  Check Box if Disclosure of Legal Proceedings is Required
    Pursuant to Item 2(e) or 2(f)
                                                                             [ ]
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6.  Citizenship or Place of Organization

    Delaware

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7.  Aggregate Amount Beneficially Owned by Each Reporting Person

    5 Units of Limited Partnership Interest

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8.  Check Box if the Aggregate Amount in Row (7) Excludes
    Certain Shares (See Instructions)
                                                                             [ ]
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9.  Percent of Class Represented by Amount in Row (7)

    Less than 1%
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10. Type of Reporting Person (See Instructions)

    OO





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                       AMENDMENT NO. 1 TO SCHEDULE 14D-1

         This Amendment No. 1 amends the Tender Offer Statement on Schedule 14D-1 filed with the Securities and Exchange Commission on October 18, 1996 by Prom Investment Partners L.L.C., a Delaware limited liability company (the "Purchaser"), relating to the tender offer by the Purchaser to purchase up to 9,000 of the issued and outstanding units of limited partnership interest ("Units") of Prometheus Income Partners, a California limited partnership (the "Partnership"), to include the information set forth below. Terms not otherwise defined herein shall have the meaning ascribed to them in the
Schedule 14D-1 and the Offer to Purchase.

ITEM 1.  SECURITY AND SUBJECT COMPANY.

         Item 1(b) is hereby supplemented and amended as follows:

         The information set forth in the Introduction to the Supplement to the Offer to Purchase, a copy of which is attached hereto as Exhibit (a)(5) (the "Supplement"), is incorporated herein in its entirety by reference.

ITEM 3.  PAST CONTACTS, TRANSACTIONS OR NEGOTIATIONS WITH THE SUBJECT COMPANY.

         Item 3(b) is hereby supplemented and amended as follows:

         The information set forth in Section 11 ("Background of the Offer") of the Supplement is incorporated herein in its entirety by reference.

ITEM 4.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         Item 4(a) is hereby amended as follows:

         The information set forth in Section 12 ("Source of Funds") of the Supplement is incorporated herein in its entirety by reference.

ITEM 5.  PURPOSE OF THE TENDER OFFER AND PLANS OR PROPOSALS OF THE BIDDER

         Item 5(f)-(g) is hereby supplemented and amended as follows:

         The information set forth in Section 7 ("Effects of the Offer") of the Supplement is incorporated herein in its entirety by reference.

ITEM 9.  FINANCIAL STATEMENTS OF CERTAIN BIDDERS.

         Item 9 is hereby supplemented and amended as follows:

         The information set forth in Section 12 ("Source of Funds") of the Supplement is incorporated herein in its entirety by reference.





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ITEM 10.         ADDITIONAL INFORMATION.

         Item 10(f) is hereby supplemented and amended as follows:

         The information set forth in the letter to Unitholders, the Supplement, the Letter of Transmittal, the Notice of Withdrawal, the press release dated November 8, 1996, and the press release dated November 12, 1996, copies of which are attached hereto as Exhibits (a)(4), (a)(5), (a)(6), (a)(7),
(a)(8) and (a)(9), respectively, is incorporated herein in its entirety by reference.

ITEM 11.         MATERIAL TO BE FILED AS EXHIBITS.

         Item 11 is hereby supplemented and amended by adding the following, copies of which are attached hereto as exhibits:

      99.(a)(4)  Letter, dated November 12, 1996, from Prom Investment Partners
                 L.L.C. to holders of Units.

      99.(a)(5)  Supplement to Offer to Purchase dated November 12, 1996.

      99.(a)(6)  Letter of Transmittal.

      99.(a)(7)  Notice of Withdrawal.

      99.(a)(8)  Press Release dated November 8, 1996.

      99.(a)(9)  Press Release dated November 12, 1996.





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                                   SIGNATURES

                 After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  November 12, 1996


                           PROM INVESTMENT PARTNERS L.L.C.

                           By:  AP-GP Prom Partners Inc.,
                                its managing member


                           By: /s/ W. Edward Scheetz
                              -------------------------------
                               Name:  W. Edward Scheetz
                               Title:  President






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                                 EXHIBIT INDEX


     EXHIBIT NO.                      TITLE
     -----------                      -----

      99.(a)(4)  Letter, dated November 12, 1996, from Prom Investment
                 Partners L.L.C. to holders of Units

      99.(a)(5)  Supplement to Offer to Purchase dated November 12, 1996

      99.(a)(6)  Letter of Transmittal

      99.(a)(7)  Notice of Withdrawal

      99.(a)(8)  Press Release dated November 8, 1996

      99.(a)(9)  Press Release dated November 12, 1996





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